Piedmont Natural Gas 2007 Annual Report



Where
Blue
Meets
Green




NEW YORK STOCK EXCHANGE

Financial *Highlights*

In thousands except per share amounts, degree days and customer additions	**2007**	2006	Percent Change
Earnings and Dividends			
Net Income	**$ 104,387**	$ 97,189	7.4 %
Earnings Per Share of Common Stock:			
Basic	**$ 1.41**	$ 1.28	10.2 %
Diluted	**$ 1.40**	$ 1.28	9.4 %
Dividends Per Share	**$ 0.99**	$ 0.95	4.2 %
Margin, Revenues and Volumes			
Margin (Operating Revenues less Cost of Gas)	**$ 524,165**	$ 523,479	0.1 %
Operating Revenues	**$ 1,711,292**	$ 1,924,628	(11.1)%
Gas Volumes – Dekatherms:			
Sales	**96,683**	96,192	0.5 %
Transportation	**66,302**	67,893	(2.3)%
For Power Generation	**34,096**	26,099	30.6 %
For Resale	**8,923**	8,472	5.3 %
Total System Throughput	**206,004**	198,656	3.7 %
Secondary Market Sales	**42,049**	40,994	2.6 %
Degree Days – System Average	**2,977**	3,192	(6.7)%
Construction and Customer Additions			
Utility Construction Expenditures	**$ 135,231**	$ 204,116	(33.7)%
Gross Customer Additions	**30,400**	34,400	(11.6)%
Net Utility Plant – Year End	**$2,141,537**	$ 2,075,310	3.2 %
Common Stock			
Book Value Per Share – Year End	**$ 11.84**	$ 11.70	1.2 %
Market Value Per Share – Year End	**$ 25.53**	$ 27.00	(5.4)%
Average Shares of Common Stock:			
Basic	**74,250**	75,863	(2.1)%
Diluted	**74,472**	76,156	(2.2)%

This report contains forward-looking statements. These statements are based on management's current expectations and information currently available and are believed to be reasonable and are made in good faith. However, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the statements. Factors that may make the actual results differ from anticipated results include, but are not limited to, regulatory issues, customer growth, economic and capital market conditions, the cost and availability of natural gas, competition from other energy providers, weather conditions and other uncertainties, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not rely on these forward-looking statements when making investment decisions. The words "expect," "believe," "project," "anticipate," "intend," "should," "could," "will," "assume," "can," "estimate," "forecast," "future," "indicate," "outlook," "plan," "predict," "seek," "target," "would," and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise except as required by applicable laws and regulations. More information about the risks and uncertainties relating to these forward-looking statements may be found in Piedmont's latest Form 10-K and its other filings with the SEC, which are available on the SEC's website at http://www.sec.gov.

Net Income *In millions*



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Earnings Per Share *Diluted*



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$0.00 $0.15 $0.30 $0.45 $0.60 $0.75 $0.90 $1.05 $1.20 $1.35

Dividends Per Share



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$0.00 $0.10 $0.20 $0.30 $0.40 $0.50 $0.60 $0.70 $0.80 $0.90 $1.00

Market Value Per Share *At October 31*



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$0.00 $2.50 $5.00 $7.50 $10.00 $12.50 $15.00 $17.50 $20.00 $22.50 $25.00 $27.50

Fellow *Shareholders*



In 2007, we continued to deliver solid results for our shareholders as we reinforced our commitment to our customers, our communities, our culture and the environment.

Fiscal year 2007 was a year of significant progress in all aspects of our business. Some of our many accomplishments include:

- Record net income and earnings per share,
- Attractive long-term total shareholder returns and dividend growth,
- Solid customer growth,
- Successful completion of our Automated Meter Reading (AMR) project,
- Improved customer service and satisfaction levels,
- Continued progress in streamlining and consolidating our business processes and operations, and
- Strong performance from our energy-related joint ventures.

Our many achievements during the year were the direct result of the hard work and dedication of my many talented teammates at the Company. It is on their behalf that I proudly report our 2007 results to you, our valued shareholders.

RECORD NET INCOME AND EARNINGS PER SHARE Our net income in 2007 was $104.4 million, a new record level for the Company and a 7% increase over $97.2 million in 2006. Earnings per diluted share were a record $1.40 in 2007, up 9% from $1.28 in 2006. Our financial results in 2007 were positively influenced by customer growth, continued improvements in operational and organizational efficiencies, and strong performance from our energy-related joint ventures.

ATTRACTIVE LONG-TERM TOTAL SHAREHOLDER RETURNS AND DIVIDEND GROWTH Our total average annual shareholder return (stock appreciation and dividends) was 12% and 13%, respectively, for the five-year and twenty-year periods ended October 31, 2007. In March, your Board of Directors increased the dividend for the 29th consecutive year. The $1.00 annualized dividend reflects a 4% increase over the previous dividend.

SOLID CUSTOMER GROWTH We grew our utility customer base at a rate of 3% during 2007, once again placing Piedmont among the fastest growing natural gas distribution companies in the United States. We added 30,400 new customers to our gas distribution system and serve more than one million customers in 50 communities in North Carolina, South Carolina and Tennessee.

SUCCESSFUL COMPLETION OF OUR AMR PROJECT In April, we installed the last AMR device at the NFL Tennessee Titans practice facility in Nashville, Tennessee. The project was completed on budget and ahead of schedule. The completion of this project is an important milestone for our Company as we continue to invest in utility infrastructure and business systems that will enhance productivity and efficiency and improve customer service and satisfaction.

IMPROVED CUSTOMER SERVICE AND SATISFACTION At the end of August, we completed our commitment to the North Carolina Utilities Commission to operate our Customer Contact Center under a new "80/20" performance standard. This "best-in-class" standard set a performance expectation of answering 80% of all customer calls within 20 seconds or less. We will continue to work to meet or exceed that level of customer service in the future. Twice during 2007 we were favorably recognized for our level of customer satisfaction by two separate J.D. Power and Associates studies.

CONTINUED BUSINESS PROCESS IMPROVEMENTS During 2007, we continued to improve our operational and organizational efficiencies through the standardization and consolidation of underlying business processes and the adoption of best-practice improvements in our delivery of customer service. We were able to further consolidate our Customer Contact Center due to improvements and efficiencies brought about by enhanced systems, improved employee training and uniform business practices. We are also working to standardize our customer payment and collection process across our three-state service area.

STRONG JOINT VENTURE PERFORMANCE Fiscal year 2007 marked another year of strong performance by our energy-related joint ventures. Our joint ventures contributed $37.2 million to pre-tax income compared to $29.9 million in 2006. SouthStar Energy contributed $28.2 million of pre-tax income in fiscal 2007 compared with $22.9 million in 2006. Hardy Storage, which initiated service in 2007, contributed $3.8 million in pre-tax income in 2007 compared to $1 million in 2006.

We are pleased with our portfolio of energy-related joint ventures and the value they add for shareholders. We believe our business strategy of identifying and investing in wholesale and retail energy assets that complement our core business is sound, and we will continue to pursue attractive joint venture investment opportunities in 2008 and beyond.

WHERE BLUE MEETS GREEN As the national focus on climate change and greenhouse gas emissions intensifies, we must clearly communicate the positive role natural gas can play in addressing these issues. As a clean and efficient energy resource, our product is uniquely positioned to offer both immediate and long-term solutions for our environment. We must recognize that energy efficiency – a key factor in reducing greenhouse gas emissions – should be measured from the source of energy production to the site of its use and that natural gas is delivered to homes and businesses through a highly efficient delivery system. We must encourage fuel diversity for power generation, access more of our abundant domestic natural gas reserves in this country to meet growing demand and position natural gas as a priority to be used in the most efficient way – directly by energy consumers in their homes and businesses. As you read this year's Annual Report I hope you will take notice of these policy objectives and join us in advocating for effective long-term energy and environmental policy solutions to the challenges that lie ahead. On behalf of your Board, management and employee team, I thank you for your support.

Thomas E. Skains
Chairman, President and Chief Executive Officer
December 28, 2007

Piedmont Natural Gas

Our Customers: *Where Growth Meets Service*

During 2007, Piedmont added 30,400 new customers to its distribution system, a growth rate of 3%. This once again placed the Company among the fastest growing natural gas distribution companies in the United States and demonstrated the strong preference that energy consumers have for natural gas as a clean, efficient and reliable source of energy for their homes and businesses.

Residential customer growth accounted for 28,000 of the 30,400 new customer additions while commercial and industrial customer growth made up the remaining 2,400 new customers.

During the year, Piedmont invested approximately $135 million to serve new customers, maintain our existing distribution and transmission systems, and further develop our business systems and infrastructure. In addition to expanding our customer base, such investment is an important component of maintaining the efficiency and reliability of natural gas service to all Piedmont customers. These same capital investments represent a tangible, long-term commitment to the communities we serve by helping to maintain and grow the energy infrastructure necessary to attract and retain industry and new economic investment.

Providing "best-in-class" customer service is a top priority for our employees who meet face-to-face with customers every day. As a Service Specialist in Wilmington, Richard Pridgen is at the forefront of our customer service efforts.

RESIDENTIAL

Residential customer growth during 2007 was driven primarily by the new construction market where maintaining strong relationships with builders and developers remained a focal point of our efforts. A total of 26,400 customers were added as a result of service extensions to newly constructed homes, apartments and condominiums. Our Sales and Marketing team was successful in capturing approximately 90 percent of all new homes built where our natural gas service was available. In addition, nearly 80 percent of those new homes chose both natural gas heating and water heating.

New conversion customers, those customers who switched during the year from some other form of energy (primarily electricity) to natural gas, totaled 1,600 in 2007. This is a market segment that we will work hard to grow in the coming years as we pursue marketing and consumer education strategies emphasizing the energy efficiency and environmental benefits of natural gas.

Our Sales and Marketing team was also focused in 2007 on growth opportunities within the high-rise residential market in several of Piedmont's metropolitan markets. Working closely with our operations and engineering personnel, the sales group is evaluating new technologies and strategies to penetrate what we hope will become a significant market segment in future years.



COMMERCIAL

Natural gas continues to play an important role in a wide variety of commercial applications, with the Company adding nearly 2,400 commercial customers in 2007. From space heating to water heating to cooking, natural gas offers commercial customers a clean, efficient and reliable energy source. New construction activity was the primary driver of commercial market growth as commercial construction activity often follows population growth and migration. Evident too in 2007 was a growing interest in designing buildings with energy efficiency and the environment in mind. An example of this was the construction of one of the first "Leadership in Energy and Environmental Design" (LEED) Gold Standard buildings in Piedmont's service area. The facility, which utilizes natural gas, is the Proximity Hotel built in Greensboro, North Carolina. As interest in LEED design applications and construction techniques grows, there will be new opportunities for natural gas and natural gas applications.

MAJOR ACCOUNTS

New industrial natural gas load was added during 2007 throughout Piedmont's service areas. In some cases, existing customers expanded their use of natural gas through additional plant facilities or new natural gas applications. In other cases, we were successful in converting existing plant applications to natural gas from alternative energy sources. Such was the case for Seabrook Ingredients, located in Edenton, North Carolina. Producing roasted peanuts and peanut butter since the mid-1950's, Seabrook converted a variety of applications to natural gas from propane in August 2007.



During the year, several new industrial customers were added to our system as well. Two such additions were the Bridgestone Aircraft Tire facility that opened in Mayodan, North Carolina and a new Alcan facility that opened in Reidsville, North Carolina. The Bridgestone plant manufactures aircraft tires while the Alcan facility provides tobacco



Mayfaire Town Center, located in Wilmington, is a mixed-use residential, retail shopping and commercial development that is just one example of the exciting market growth in our three-state service area. With an annual growth rate of 3%, Piedmont is a leader in the natural gas industry for new customer additions.

packaging operations. Both facilities represented new investment within the respective communities and created new jobs for residents. The availability of natural gas service was a positive factor in the siting of these new facilities.

POWER GENERATION

In February 2007, Piedmont initiated natural gas service to the North Carolina Electric Membership Corporation's (NCEMC) Anson County power generation facility. In early September, we also commenced service to NCEMC's Hamlet power generation plant in Richmond County. These two new facilities will help serve the electricity needs of more than 2.4 million North Carolinians, particularly during peak load conditions. Together, the two plants will have the capability to generate over 600 megawatts of electricity on a daily basis.

ENERGY-RELATED JOINT VENTURES

One of our key business strategies is to pursue non-utility investment opportunities in wholesale and retail energy services that complement our core gas distribution operations. Through our joint venture subsidiaries, Piedmont is invested in energy-related businesses including unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation. These businesses help provide our customers with cost-effective, long-term energy solutions and provide attractive rates of return to our shareholders.

We own a 30% equity interest in SouthStar Energy Services, a Georgia-based retail natural gas marketer headquartered in Atlanta and operating primarily in the unregulated Georgia market. SouthStar, doing business in Georgia as Georgia Natural Gas, sells natural gas to more than half a million residential, commercial and industrial natural gas customers and is the largest natural gas marketer in the state. The 70% equity member of SouthStar Energy Services is a subsidiary of AGL Resources, Inc.

We own a 50% equity interest in the Hardy Storage Company. Hardy Storage owns an interstate underground storage facility in West Virginia that, when fully developed in 2009, will have a working storage capacity of 12.4 MMdt and be capable of delivering up to 176 Mdt of natural gas per day to markets in the eastern United States. The project is fully subscribed under long-term, firm contracts with three natural gas distribution companies, including Piedmont with 40% of the capacity, and one natural gas municipality. The other equity member in Hardy Storage is a subsidiary of NiSource.

Our Hardy Storage project with NiSource went into service in April 2007, enhancing our supply portfolio by adding a cost-effective, market area storage asset and enhancing our joint venture portfolio with attractive shareholder returns.

We own a 40% equity interest in Pine Needle LNG Company. Pine Needle owns and operates a 4.14 MMdt interstate liquefied natural gas (LNG) storage facility in North Carolina. Offering cost-effective storage peaking services to local distribution companies and municipal gas authorities, Pine Needle has firm service agreements for 100% of the storage capacity of the facility, including service agreements with Piedmont for 64% of the capacity. Other equity members in Pine Needle are subsidiaries of The Williams Companies, SCANA Corporation, Hess Corporation and the Municipal Gas Authority of Georgia.


Hardy Storage

We own a 21% equity interest in Cardinal Pipeline. Cardinal Pipeline owns and operates a 102-mile intrastate natural gas pipeline in North Carolina. Cardinal Pipeline has a total capacity of 270 Mdt per day and has firm service agreements for 100% of the firm transportation capacity of the pipeline, including a service agreement with Piedmont for approximately 37% of the capacity. Other equity members of Cardinal Pipeline include subsidiaries of The Williams Companies and SCANA Corporation.

CUSTOMER SERVICE

This past year was marked by a number of important milestones in our quest to provide customers with "best-in-class" customer service. In April, Piedmont completed its Automated Meter Reading (AMR) project with a final installation in Nashville at the practice facility of the NFL Tennessee Titans. The project, which ultimately involved the installation of more than one million AMR devices on customer meters, was completed on budget and ahead of schedule. Automated meter reading is a more efficient and cost-effective means of reading meters and provides customers with a more accurate monthly bill.

In August, we completed our "80/20" commitment to the North Carolina Utilities Commission (NCUC), a new Customer Contact Center performance standard of answering 80% of all customer calls within 20 seconds or less. We continue to focus on meeting that standard because of our commitment to the delivery of "best-in-class" customer services that exceed the expectations of our customers and increase overall customer satisfaction.

In addition to our AMR project and our Customer Contact Center performance, we remained committed to the continuous improvement of our underlying business processes and services to customers. One highly visible effort that was accomplished in 2007 was the redesign of Piedmont's monthly customer bill. Our new bill format contains more information of interest to customers and is easier to understand.

Piedmont's efforts to improve the customer experience through continuous process improvement and standardization, enhanced customer service systems and technology, and continued employee training were recognized in 2007 by others as well. In February, we were recognized in a J.D. Power and Associates study as #1 in the Southern Region for natural gas utility business customer satisfaction. The entire study surveyed more than 6,000 business customers among the nation's 38 largest gas utilities. And, in September, Piedmont ranked #2 in the Southern Region in the J.D. Power and Associates 2007 Gas Utility Residential Customer Satisfaction Study℠.

SUPPLY PORTFOLIO MANAGEMENT AND MEETING DEMAND

With natural gas demand continuing to grow in our service area, meeting the long-term energy needs of our customers remains the primary focus of our supply strategies. We



continue to execute supply strategies that focus on the procurement and management of a diverse and competitive natural gas supply portfolio.

These supply strategies include a competitive bidding process for gas supply contracts, natural gas hedging practices, and secondary marketing and off-system sales. We employ both financial hedges and physical hedges (in the form of seasonal storage arrangements) as mitigation measures for our customers against extreme price volatility.

With the majority of our natural gas supplies coming from the Gulf Coast region, we also believe that diversification of our



Piedmont takes pride in our relationships with residential homebuilders such as Bruce Milavec of K. Hovnanian Homes, which shares Piedmont's commitment to quality customer service.

supply portfolio remains in our customers' best interest. In April, we began receiving firm, long-term market area storage service from Hardy Storage Company. Market area storage service such as that provided by Hardy Storage is one way in which we can achieve supply diversification.

Also during the year, Piedmont began receiving deliveries under a long-term transportation service contract with Midwestern Gas Transmission. Midwestern provides Piedmont with access to natural gas supplies from Canada, the Rocky Mountains and the Chicago hub. The majority of natural gas supplies that will be delivered under this contract will serve our Tennessee markets with a smaller portion coming over the mountains through the East Tennessee pipeline for our Carolina markets.

While we continue to focus on our supply-side strategies, we also believe that it is important for utilities and their state regulatory commissions to adopt new rate structures and programs that encourage energy efficiency and customer conservation. Helping customers use energy wisely and efficiently helps manage demand growth and is good for our environment.

Traditional volumetric rate designs that place incentives on utilities to promote and market increased per customer usage of natural gas is outdated. This type of rate structure is no longer appropriate in an era of high wholesale energy prices and when energy and environmental policy objectives are focused on energy efficiency, climate change and greenhouse gas emissions.

Recognizing this, Piedmont now operates under a margin decoupling tariff in North Carolina that "decouples" the collection of our margin from the consumption pattern of residential and commercial customers, allowing us to promote and encourage energy efficiency and conservation without financial harm to the Company. This rate design aligns the interests of the Company with those of its customers and was approved by the NCUC on an experimental three-year basis through October 31, 2008. In connection with this new tariff, we have implemented a number of energy efficiency and conservation programs for our North Carolina customers. It is our intent to file a general rate case in North Carolina to be effective November 1, 2008 in order to maintain the margin decoupling tariff.

Piedmont and its employees have a long-standing tradition of being active in the communities we serve. We recognize the importance and value of building strong partnerships in these communities. Being a good corporate citizen requires active involvement and participation to help our local communities grow. At the same time, we work to maintain and improve the quality of life for the citizens in our communities.

Our Company now serves more than one million customers in 50 communities across North Carolina, South Carolina and Tennessee. During 2007, we expanded our reach of building community partnerships, strengthening community involvement, encouraging employee engagement and supporting philanthropic investment.

COMMUNITY PARTNERSHIPS

Building strong partnerships between the public and private sectors is a key ingredient in enhancing the economic growth and vitality of any community. We actively partner with local, regional, and state chambers and economic development organizations to attract and retain businesses and industry that are important to the economic health of the regions we serve.



Piedmont partnered with the North Carolina State Energy Office to sponsor a non-profit weatherization program that supports 80 agencies in 15 counties across northwestern North Carolina. Piedmont employees Greg Epting and Teresa VonCannon are shown weatherizing crawl spaces in the Friendship House in Winston-Salem.

Equally important, we seek out partnerships with the broader communities through involvement in long-standing community traditions or signature events that benefit the community at large or serve to bring communities closer together. Partnerships with such events and traditions often help underscore our commitment to the community. In Nashville, Piedmont Natural Gas hosts the annual Nashville Christmas Parade that has been a signature event for the city for 55 consecutive years. Piedmont has also been a corporate partner of the popular Gaylord Hotels Music City Bowl in Nashville that brings together top college football teams from the Southeastern and Atlantic Coast Conferences and benefits thousands of youths throughout the middle-Tennessee region as part of the Bowl's Youth Football Program.

We also recognize the important role that continuing education has within a community in order to strengthen its economic prospects and enhance the quality of life for its residents. Our partnership with Central


Welcom

Piedmont Community College (CPCC) is one example of this. In March, through a grant from the Piedmont Natural Gas Foundation, we provided funds for equipment at CPCC's new state-of-the-art culinary facility and also helped endow a scholarship for culinary students. The new facility will house the college's programs in culinary technology, hotel and restaurant management, and baking and pastry arts.


to Classroom Centr
Tape
Pencils
Erasers
Highlighters
Pencil Case/Pouch
$5.00 Incentives

Piedmont's corporate office school tools drive brought in nearly 450 pounds of donations for Classroom Central, a free supply store for teachers who work in low-income schools. Piedmont employees Darlene Brewer, Steve Powers, Michael Baldwin, along with Karen Calder of Classroom Central, and Piedmont's Aquanetta Miller, volunteered by sorting donations and stocking shelves.

COMMUNITY INVOLVEMENT

Piedmont's community involvement begins with the commitment of its officer team. Each officer of the Company sits on at least one civic, charitable or industry board, as do many members of Piedmont's extended management team of director and manager-level employees. This effort is led across our three-state service area by our Community Relations Managers and Regional Executives and provides leadership and volunteer resources to many community agencies and organizations that need our help.

The involvement of Piedmont's management team, however, is only the beginning of our commitment to community service. Throughout our Company, literally hundreds of our teammates are involved in civic and charitable organizations through their volunteer efforts and financial support. Knowing that volunteer support begins with personal interest and passion, Piedmont has established its Volunteer Match program for employees. Our employees can search on our Planet Piedmont intranet for volunteer opportunities among numerous local community and charitable agencies within close proximity to where they live and work. The Volunteer Match program has been an invaluable tool in matching employee interests and local needs along with our Matching Gifts program that matches employee contributions to charitable organizations each year up to $1,000 per employee.

EMPLOYEE ENGAGEMENT

Our belief in the importance and value of employee engagement in our local communities is so strong that we measure it as a part of our annual performance incentive program. During 2007, Piedmont employees participated in many community activities on behalf of charitable organizations such as Junior Achievement, the American Heart Association, March of Dimes, Teach for America and the Boy Scouts of America. Our employees are also equally engaged in activities that support more specific, localized charitable organizations. Some examples include the Frist Center for the

Visual Arts in Nashville, the Children's Theatre of Charlotte, the United Arts Council of Greater Greensboro, Cherokee County Meals-on-Wheels (SC), Environmental Educators of North Carolina and the Bethesda Center for the Homeless (NC).

At the same time, we also were actively planning, developing and coordinating local initiatives of our own, such as our "We Care" drive. In March, our Charlotte corporate office employees sponsored "We Care" to collect food and supply packages for a Piedmont teammate and members of his unit who are serving in Iraq. The packages also contained global calling cards, friendship messages, and cards of thanks and support for these brave soldiers.



Piedmont's Barbara Ashford applies the final touches to the walls of a Habitat for Humanity home. The home was sponsored by a $60,000 grant from the Piedmont Natural Gas Foundation and built by 175 Piedmont Charlotte-area employees in the summer of 2007.

In August, Piedmont's Charlotte-based employees finished construction of a new Habitat for Humanity house. We completed this project, from ground breaking to ribbon cutting, over a period of 12 weekends. As a bonus, several of Piedmont's trade allies in the area donated high efficiency natural gas appliances and equipment for the new home.

PHILANTHROPIC INVESTMENT

In addition to the time and resources of our employees, we also improve the economic, environmental and social vitality of our service area by providing financial support to non-profit organizations and agencies.

In October 2004, Piedmont solidified that commitment by establishing the Piedmont Natural Gas Foundation (Foundation). The Foundation is committed to improving the quality of life and enhancing the vitality of the local communities we serve. Since its formation, the Foundation has provided nearly $3 million in grants to more than 200 deserving organizations.

To help guide the grant-making process, the Foundation adopted a strategic grant-making policy known as L.E.A.D.S. – giving preference to organizations that make a difference in the areas of Literacy and education, Environmental stewardship, Assistance with low-income energy needs, Development of communities and Service to neighbors.

The Foundation's focus on literacy and education is driven by the fact that these critical life skills enhance individual opportunities for economic self-sufficiency. It concentrates on K-12 public education and literacy programs that are the building blocks of education within our communities. In 2007, the Foundation made 54 grants to agencies and organizations supporting literacy and educational programs. Included were such organizations and institutions as the Cumberland County Education Foundation in North Carolina, Dan Mills Elementary School in Nashville, Tennessee and Greenville County Schools in South Carolina.

Environmental stewardship is an area of growing interest and importance to our communities, employees and the Foundation. The Foundation believes it is important to support efforts that conserve, protect and sustain our environmental resources. During 2007, the Foundation made 10 grants to


POLY
NERF

environmental organizations in the three states in which we operate. Some of the organizations receiving grants were the Catawba Lands Conservancy (NC), Upstate Forever (SC) and the LandTrust for Central North Carolina. This will be an area of growing attention for the Foundation.

Through programs such as Project Help in Tennessee and Share the Warmth in the Carolinas, the Foundation also reached out to help low-income families within our



For the third year in a row, High Point's RESPECT Team sponsored a toy drive that collected more than one hundred toys that were donated to Guilford County Social Services. Piedmont employees Missy Russell, Ron Dobbins and Rob Lance take pride in assembling a bike for foster children.

communities who need assistance paying their energy bills. In 2007, grants were made to state and local agencies that make distributions to assist low-income energy needs.

The Foundation's strategic grant policy also supports economic development activities and programs that enhance the quality of life of the citizens in our communities. A vibrant, growing community must attract new economic investment and job opportunities while preserving the quality of life for employees and their families. During 2007, the Foundation provided grants to 46 organizations involved in the development of communities and enhancing the quality of life of those who live there. Some of the organizations that received grants during the year were the Piedmont Triad Partnership (NC), the Union County Partnership for Progress (NC), the Greenville Tech Foundation, Inc. (SC), the Arts & Science Council (NC) and the Rural Economic Development Center, Inc. (NC).

Nothing unifies a community like serving neighbors in need. Whether providing funding for the construction of a Habitat for Humanity house or providing leadership grants to the United Way, serving our neighbors fulfills one of the most basic needs of any community. In 2007, the Foundation provided grants to 85 agencies and organizations committed to serving neighbors in need within our communities. Some of the organizations receiving grants during the year included Hospitality House of Charlotte, High Point Regional Health System, the Second Harvest Food Bank of Middle Tennessee and the Carolinas Health Care Foundation, Inc.

Piedmont's Greensboro employees won the annual Triad Holiday Food Challenge by collecting 18,465 items for the community-wide Salvation Army food drive. This was a RESPECT Team project, and our employees' monetary donations were doubled by Piedmont's Matching Gifts program. Pictured are Kem McKee, Tony Santoro and Brandon Gibson.

A key ingredient in the success we share as employees of Piedmont Natural Gas is the culture we have worked hard to develop and ingrain within the Company. It is a culture committed to high performance and grounded in a set of core values shared by all. These core values have served Piedmont well, providing a valuable link between our business strategies and plans and our customers, regulators and investors.



INTEGRITY

We will make decisions, manage relationships and carry out our day-to-day responsibilities with the highest level of integrity and trust. Integrity and trust are fundamental in everything we do. Our word is our bond.

In April, Piedmont was awarded the 2007 Ethics in Business Award by the Charlotte Chapter of the Society of Financial Service Professionals. This annual award recognizes businesses that exemplify and promote ethical conduct for the benefit of the workplace, the marketplace, the environment and the community. Companies are judged by an independent panel composed of individuals drawn from the business, academic, public media and consulting communities. At Piedmont we understand very clearly that our reputation is earned from actions and behaviors that are grounded in our core values and based on making the right decisions.

EMPLOYEES

We will treat each other with dignity and respect and value diversity in the workplace. Each of us will have the opportunity and expectation to contribute to the success of the Company. We view employment at Piedmont as a privilege.

We firmly believe that one of the most effective ways we can help employees grow and contribute to the success of the Company is through a process of self-study, personal development and quality interaction with other team members. "PNG-University" (PNGU), our own internal employee education program, is designed to accomplish just that.



The program largely uses internal resources to develop courses, share knowledge, improve performance and enhance career opportunities. Along with our "Piedmont Pride" program, PNGU is a cornerstone in our ongoing leadership development activities and initiatives.



NSANE

In 2007, we organized the First Annual Piedmont Natural Gas Rodeo and witnessed healthy competition between our five operating regions. "Insane Methane" teammates Terry Marcum and Jason Hill participated in the pipe cutting contest and helped Team South Carolina bring home the Champion's Trophy.

CUSTOMERS

We will satisfy our customers' needs with services delivered in a timely, accurate and friendly manner. Their problems are our problems. Their satisfaction is our success.

In February, Piedmont Natural Gas was recognized in a J.D. Power and Associates study as #1 in the Southern Region for natural gas utility business customer satisfaction. In September, we were once again recognized when Piedmont was ranked #2 in the Southern Region as a result of the J.D. Power and Associates 2007 Gas Utility Residential Customer Satisfaction Study℠.

In February, Kathy Craven-Snodgrass, a Piedmont Sales Representative in Winston-Salem, received the National Association of Home Builders (NAHB) National Associate of the Year Award, the first winner of this prestigious award from North Carolina in more than 20 years. Kathy's continuing work with local homebuilders exemplifies Piedmont's commitment to its customers.

WORKPLACE

We will create safe and positive places to work where we can be productive and encourage each other to exceed expected results. Our workplaces will reflect the energy and excitement we have about our work, our Company and one another. We will foster supportive environments where we embrace the opportunities that accompany change.

In May, we conducted our periodic "Piedmont Pulse" internal employee survey through Morehead and Associates (Morehead). We use the survey to understand the needs of our employees, their thoughts and opinions about our workplace, and their overall satisfaction with the work environment at the Company. We are also able to compare our results against a database of more than half a million employees at other companies surveyed by Morehead. In areas where a direct comparison was possible, Piedmont ranked in the top 1% of these businesses.


Piedı
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Piedmont's South Carolina Safety Committee designed posters promoting safety at work and at home. Shown here are Piedmont employee John Bishop and his son, Alex, going over an important safety rule.

Under our Piedmont Pulse program, we communicate the results of the survey to all employees and then, individually and in work groups and teams, develop action plans for continuous improvement.

Our "RESPECT" program is an employee-led initiative that engages employees in improving their work environments in a manner that is consistent with our core values. RESPECT teams in each of our work locations have been instrumental in creating the energy and excitement we have about the Company, our customers and our fellow employees.

INTERACTION WITH EACH OTHER

We will share information and opinions freely to create the knowledge necessary to make good business decisions. We will be open and honest with each other. We will coach each other and give positive reinforcement and constructive feedback. We will work as a team and share success.

In 2003, Piedmont began a leadership development program known as "Piedmont Pride." The program is based on self-improvement, leading by example, teamwork, coaching and feedback and is a continuous improvement process to maximize individual and team performance. During 2007, approximately 1,000 employees participated in Piedmont Pride sessions. This brings the total number of employees who have gone through the program to 1,400, or nearly 75% of the workforce of the Company. It is our goal for every employee to participate in the Piedmont Pride leadership development program.



INVESTORS

We will make decisions based on the best long-term interests of our investors. We will take reasonable risks that can enhance the value of our Company.

Piedmont values the trust that our investors have placed in us. We will continue to pursue business strategies that will best serve



Piedmont's healthy, high-performance culture is reinforced through a three-day leadership training program called Piedmont Pride. Employees from Technical Training and Customer Service are shown engaged in a teamwork challenge.

the long-term interests of our shareholders. Our focus will remain on our core gas distribution operations complemented by energy-related joint ventures that help us provide attractive rates of return to our shareholders.

REGULATORS

We recognize that we are primarily a regulated utility and we value our relationship with the governmental authorities that impact our business. We will strive to achieve win-win solutions for our Company and constituents.

We are fortunate to work with regulatory authorities in all three states that clearly understand the issues facing both natural gas consumers and local distribution companies. We work with these regulatory authorities, their staffs and other interested parties to achieve a reasonable balance between the needs of our customers and our investors.

COMMUNITIES

We will be leaders in our communities. We recognize that every day we represent the Company on and off the job.

Piedmont encourages all of its employees to become engaged in their local communities. Not only is it one of our core values, it is one of our defining strengths. As we continue to grow and extend our services to new communities, we will remain focused on the value and strength that our engagement brings to our Company, our customers, our employees and our shareholders.

CLIMATE CHANGE

GREENHOUSE GAS EMISSIONS

ENERGY EFFICIENCY

These phrases are beginning to define our nation's environmental policy debate. As this discussion continues, it will become increasingly evident that environmental goals are integrally linked to the energy choices we make.



Delmer Keen, an employee at our Bentonville LNG facility, installs a new bluebird house at the plant as part of an ongoing environmental initiative. So far, this initiative has provided 15 houses for bluebirds at our LNG plant in Eastern North Carolina.

To meet our nation's environmental goals, we must prioritize the use of clean energy and encourage the wise and efficient use of all forms of energy. As a clean and efficient energy resource, natural gas is uniquely positioned to offer both immediate and long-term solutions for our environment.

Natural gas is the cleanest of all fossil fuels. As to greenhouse gas emissions, it emits 40 percent less carbon dioxide than coal and 28 percent less carbon dioxide than oil. This is one of the reasons, along with other "energy value" attributes such as comfort, convenience and reliability, that demand for our product is increasing, particularly in the power generation market. But the best and most efficient use of our product is not for the generation of electricity. It is the direct use of natural gas by energy consumers in their homes and businesses.



Real energy efficiency should be measured from the source of energy production to the site of its use. Because of the efficiency



Indian Trail employees José Estela, Donna Blythe, Chad Eason, Jeff Middleton and Mark Frodge clean up Union County's Hayes Road for our Adopt-A-Highway project.

of the natural gas delivery system, an energy consumer who uses natural gas directly for space heating, cooking and water heating receives 90 percent of the usable natural gas energy. In contrast, a consumer who uses electricity for those same energy needs (electricity that is generated by a natural gas power plant) receives only 30 percent of the usable natural gas energy. This is because 70 percent of the energy value is "lost" in the electric generation, transmission and distribution system whereas only 10 percent is "lost" in the natural gas transmission and distribution system. It therefore takes two to three times the amount of natural gas to generate power for an electric consumer than it does to serve a natural gas consumer directly. On a relative basis, this is an inefficient use of natural gas and increases greenhouse gas emissions.

We must encourage policy makers and energy consumers to prioritize natural gas for its best and most efficient use – the direct use in homes and businesses. Although natural gas has a secondary use for power generation, we must also encourage fuel diversity for electric utilities and bulk power generators. This includes renewable resources, the development and deployment of clean coal technology, nuclear power, and appropriate demand-side management and energy efficiency programs. And if natural gas is to fulfill its promise of playing a meaningful role in addressing our nation's environmental goals, we must convince policy makers to give the exploration and production segment of our industry access to more of our abundant domestic natural gas reserves on federal lands, including the Outer Continental Shelf, the Rockies and Alaska.

For natural gas customers, the bright blue flame of clean-burning natural gas is a testament to its status as an environmentally friendly fuel and serves as a symbol of the efficiency and reliability of its delivery to energy consumers.



Natural gas for the environment

Clean and efficient

Where Blue *Meets Green*





Mecklenburg County's Alan Giles and Piedmont's Manager of Environmental and Safety Policies, Matt Kanes, are shown checking vehicle gas caps to reduce gasoline emissions contributing to ground-level ozone.

PIEDMONT, OUR EMPLOYEES AND THE ENVIRONMENT

During 2007, Piedmont and its employees undertook a number of initiatives in support of a cleaner environment. We pursued opportunities where our involvement and leadership could have a direct and positive influence not only on our environment, but also on our employees, our customers and our communities.

In Charlotte, we participated in the Clean Air Works! program, a partnership of the public and private sectors in the greater Charlotte-Mecklenburg region. We implemented a number of initiatives designed to reduce vehicle road use and ozone emissions, including carpooling, use of mass transit and alternative forms of transportation. Our



Piedmont implemented a number of initiatives designed to reduce emissions and promote clean air. Leading the way is Robert Tyree, a Charlotte employee who pedaled to work 72 times in 2007, logging more than 2,400 miles on his bike.

employee-led Clean Air Committee initiated a gas cap check program, hosted "stay in for lunch" programs on ozone alert days, and coordinated carpooling and mass transit incentives for employees.

Also during 2007, Piedmont joined the U.S. Green Building Council (USGBC). The USGBC is a national non-profit organization made up of leaders from every sector of the building industry working to promote the design and construction of buildings that are environmentally responsible, energy-efficient and healthy places to work. As part of our involvement in this organization, Piedmont employees planned and coordinated a standing room only one-day workshop for regional professionals representing a wide range of commercial development, design and construction companies. The conference allowed attendees to learn more about USGBC's Leadership in Energy and Environmental Design (LEED) Green Building Rating System™ for developing high performance and sustainable buildings.

Our Leadership: *Executive Management Team and Board of Directors*

EXECUTIVE MANAGEMENT TEAM

Standing left to right

Thomas E. Skains
Chairman, President and
Chief Executive Officer

Franklin H. Yoho
Senior Vice President
Commercial Operations

David J. Dzuricky
Senior Vice President and
Chief Financial Officer

Seated left to right

Michael H. Yount
Senior Vice President
Utility Operations

Kevin M. O'Hara
Senior Vice President
Corporate and Community Affairs

Jane R. Lewis-Raymond
Vice President, General Counsel,
Chief Compliance Officer and
Corporate Secretary

June B. Moore
Vice President
Customer Service





BOARD OF DIRECTORS

From Left to Right:

Minor M. Shaw
President
Micco Corporation
Greenville, South Carolina

Jerry W. Amos
Retired Attorney at Law
Seabrook Island, South Carolina



David E. Shi
President
Furman University
Greenville, South Carolina

Frankie T. Jones, Sr.
President and COO
B&C Associates, Inc.
High Point, North Carolina

Aubrey B. Harwell, Jr.
Managing Partner
Neal & Harwell, PLC
Nashville, Tennessee

Malcolm E. Everett III
Lead Independent Director
Retired Senior Executive Vice President
Wachovia Corporation
Charlotte, North Carolina

Thomas E. Skains
Chairman, President and
Chief Executive Officer
Piedmont Natural Gas Company, Inc.
Charlotte, North Carolina

Muriel W. Sheubrooks
Retired Partner
Greater Carolinas Real Estate Services, Inc.
Charlotte, North Carolina

D. Hayes Clement
Retired Partner
Arthur Andersen LLP
Greensboro, North Carolina

Vicki W. McElreath
Retired Audit Partner
PricewaterhouseCoopers LLP
Savannah, Georgia

E. James Burton
Dean of the Jennings A. Jones
College of Business
Middle Tennessee State University
Murfreesboro, Tennessee

Frank B. Holding, Jr.
President and Chief Administrative
Officer
First Citizens BancShares, Inc.
Raleigh, North Carolina

John W. Harris
President
Lincoln Harris LLC
Charlotte, North Carolina

FIVE-YEAR COMPARISON FOR THE YEARS ENDED OCTOBER 31, 2003 THROUGH 2007

	2007	2006	2005	2004	2003
Operating Revenues *(in thousands)*:					
Sales and Transportation:					
Residential	$ 743,637	$ 841,051	$ 686,304	$ 624,487	$ 524,933
Commercial	418,426	498,956	421,499	360,355	299,281
Industrial	190,204	205,384	215,505	179,302	112,986
For Power Generation	29,135	22,963	16,248	18,782	3,071
For Resale	13,907	11,342	40,122	38,074	1,948
Total	1,395,309	1,579,696	1,379,678	1,221,000	942,219
Secondary Market Sales	308,904	337,278	373,353	301,886	273,369
Miscellaneous	7,079	7,654	8,060	6,853	5,234
Total	$1,711,292	$1,924,628	$1,761,091	$1,529,739	$1,220,822
Gas Volumes — Dekatherms *(in thousands)*:					
System Throughput:					
Residential	50,072	49,119	52,966	54,412	52,603
Commercial	33,647	34,476	36,000	35,483	33,648
Industrial	79,266	80,490	81,102	83,957	60,054
For Power Generation	34,096	26,099	25,591	18,580	2,396
For Resale	8,923	8,472	8,779	8,912	623
Total	206,004	198,656	204,438	201,344	149,324
Secondary Market Sales	42,049	40,994	47,057	51,707	45,937
Number of Customers Billed					
(12 month average):					
Residential	835,636	815,579	792,061	771,037	657,965
Commercial	93,472	92,692	91,645	90,328	75,924
Industrial	2,959	3,008	3,146	3,194	2,626
For Power Generation	15	12	16	13	5
For Resale	15	19	15	15	4
Total	932,097	911,310	886,883	864,587	736,524
Average Per Residential Customer:					
Gas Used — Dekatherms	59.92	60.23	66.87	70.57	79.95
Revenue	$ 889.90	$ 1,031.23	$ 866.48	$ 809.93	$ 797.81
Revenue Per Dekatherm	$ 14.85	$ 17.12	$ 12.96	$ 11.48	$ 9.98
Degree Days — System Average:					
Actual	2,977	3,192	3,266	3,331	3,643
Normal	3,388	3,386	3,455	3,524	3,529
Shares of Common Stock Outstanding at Year End *(in thousands)*	74,208	75,464	76,698	76,670	67,309
Number of Shareholders of Record *(at year end)*	15,631	16,280	16,721	16,389	16,433
Number of Utility Employees	1,876	2,051	2,124	2,120	2,155

Selected Financial Data *(In thousands except per share amounts)*

Years Ended October 31	2007	2006	2005	2004	2003
Operating Revenues	$1,711,292	$1,924,628	$1,761,091	$1,529,739	$1,220,822
Margin	$ 524,165	$ 523,479	$ 499,139	$ 488,369	$ 382,880
Net Income	$ 104,387	$ 97,189	$ 101,270	$ 95,188	$ 74,362
Earnings per Share of Common Stock:					
Basic	$ 1.41	$ 1.28	$ 1.32	$ 1.28	$ 1.11
Diluted	$ 1.40	$ 1.28	$ 1.32	$ 1.27	$ 1.11
Cash Dividends per Share of Common Stock	$ .990	$ .950	$ .905	$ .8525	$ .8225
Total Assets	$2,820,318	$2,733,939	$2,602,490	$2,392,164	$2,339,283
Long-Term Debt (less current maturities)	$ 824,887	$ 825,000	$ 625,000	$ 660,000	$ 460,000

The information presented is not comparable for all periods due to the acquisitions of North Carolina Natural Gas Corporation and an equity interest in Eastern North Carolina Natural Gas Company (EasternNC) effective September 30, 2003, and the remaining 50% interest of EasternNC effective October 25, 2005.

Selected Quarterly Financial Data *(In thousands except per share amounts)*

					Earnings (Loss) Per Share of Common Stock	
Fiscal Year 2007	Operating Revenues	Margin	Operating Income (Loss)	Net Income (Loss)	Basic	Diluted
January 31	$677,241	$208,485	$81,697	$ 70,716	$ .95	$ .94
April 30	531,579	159,727	50,621	51,120	.69	.69
July 31	224,442	75,158	1,021	(9,140)	(.12)	(.12)
October 31	278,030	80,795	4,008	(8,309)	(.11)	(.11)
Fiscal Year 2006						
January 31	$921,347	$209,372	$81,161	$ 71,997	$ .94	$ .94
April 30	483,198	154,010	44,200	43,742	.57	.57
July 31	237,874	72,982	(1,026)	(12,389)	(.16)	(.16)
October 31	282,209	87,115	6,414	(6,161)	(.08)	(.08)

The pattern of quarterly earnings is the result of the highly seasonal nature of the business as variations in weather conditions generally result in greater earnings during the winter months. Basic earnings per share are calculated using the weighted average number of shares outstanding during the quarter. The annual amount may differ from the total of the quarterly amounts due to changes in the number of shares outstanding during the year.

Common Stock Information

The following table reflects the range of sales prices for shares of Common Stock traded on the New York Stock Exchange (symbol PNY) for the years ended October 31, 2007 and 2006, and the quarterly cash dividends per share.

2007				2006			
Quarter Ended	High	Low	Dividends Per Share	Quarter Ended	High	Low	Dividends Per Share
January 31	$28.44	$25.78	24.00¢	January 31	$24.94	$21.26	23.00¢
April 30	27.50	24.33	25.00¢	April 30	25.23	23.21	24.00¢
July 31	27.50	22.00	25.00¢	July 31	26.17	23.31	24.00¢
October 31	27.50	23.09	25.00¢	October 31	27.27	24.72	24.00¢

ANNUAL MEETING

The 2008 Annual Meeting of Shareholders will be held at the corporate office of the Company, 4720 Piedmont Row Drive, Charlotte, North Carolina 28210, at 8:30 a.m. on Thursday, March 6, 2008. The formal notice of the meeting, 2007 form 10-K, proxy statement and form of proxy are being mailed to holders of record of common stock along with this Summary Annual Report.

This Summary Annual Report and the financial statements contained herein are presented solely for the general information of security holders and others and are not intended for use in connection with any purchase or sale of securities.

WRITTEN REQUESTS FOR COMMON STOCK TRANSFERS AND OTHER SHAREHOLDER INQUIRIES REGARDING:

- Direct deposit of dividend payments
- Replacement of dividend checks
- Lost or stolen stock certificates
- Change of address
- IRS Form 1099s
- Automatic bank draft for stock purchases
- Consolidation of accounts
- Dividend Reinvestment & Stock Purchase Plan

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
800-937-5449
www.amstock.com



Piedmont employee representatives Janet Cureton, Margaret Lauder, Jeff Serenius, Wendy Smith and Renee Metzler are prepared to greet shareholders and financial analysts at our Annual Meeting of Shareholders at Piedmont Town Center.

COMMON STOCK LISTING

Our common stock is listed and traded on the New York Stock Exchange (NYSE) under the symbol "PNY." The abbreviations "PiedmontNG" or "PiedNG" appear in various stock listings.

The Company's Chairman, President and Chief Executive Officer certified to the NYSE on April 4, 2007, that as of that date, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. On December 28, 2007, the Company's Chairman, President and Chief Executive Officer and the Company's Senior Vice President and Chief Financial Officer filed and furnished, respectively, with the Securities and Exchange Commission the certificates required by sections 302 and 906 of the Sarbanes-Oxley Act of 2002, without qualifications.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Dividend Reinvestment and Stock Purchase Plan provides investors and shareholders with a convenient method for reinvesting dividends and purchasing shares of common stock directly from the Company without paying any service charges or brokerage commissions.



Plan Features:

- Initial investment of $250, up to $120,000 per calendar year
- Voluntary cash purchases from $25 per payment to $120,000 per calendar year
- 5% discount on shares purchased with reinvested dividends
- Deposit share certificates for safekeeping
- Automatic monthly investing available

Call 800-937-5449 for information about the Plan, including a prospectus and enrollment forms.



An evening view of Charlotte, home to our corporate headquarters. Charlotte is a vibrant and dynamic city that offers an attractive quality of life to our employees and our local customers.

FINANCIAL INQUIRIES

Anyone seeking financial information should contact:

John B. Sutphin
Manager – Finance and Investor Relations
704-731-4314
john.sutphin@piedmontng.com

MEDIA INQUIRIES

The media should contact:

David L. Trusty
Managing Director – Public Relations
704-731-4391
david.trusty@piedmontng.com

PUBLICATIONS AVAILABLE

To view a copy of press releases or the most recent financial results, please visit the Company's web site:
www.piedmontng.com

Upon request, the Company will provide the following:

- Summary Annual Report
- Form 10-K
- Form 10-Q

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, North Carolina 28202

STREET ADDRESS

Piedmont Natural Gas
4720 Piedmont Row Drive
Charlotte, North Carolina 28210
704-364-3120

MAILING ADDRESS

Piedmont Natural Gas
Post Office Box 33068
Charlotte, North Carolina 28233

ON THE WEB

www.piedmontng.com

Piedmont Natural Gas is an Equal Opportunity Employer.

About *The Company*

Piedmont Natural Gas is an energy services company primarily engaged in the distribution of natural gas to more than one million residential, commercial and industrial utility customers in North Carolina, South Carolina and Tennessee, including 62,000 customers served by municipalities who are wholesale customers. Our subsidiaries are invested in joint venture, energy-related businesses, including unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation.

Our vision is to be the customer's choice for natural gas distribution and complementary services in our growing Southeast markets.



Nashville
TN
Spruce Pine
Winston-Salem
Reidsville
Greensboro
Burlington
High Point
Hickory
Salisbury
Charlotte
NC
Tarboro
Elizabeth City
Goldsboro
New Bern
Fayetteville
Indian Trail
Rockingham
Gaffney
Spartanburg
Greenville
Anderson
Wilmington
Atlanta
SC
GA
Piedmont Natural Gas
SouthStar Energy Services d.b.a. Georgia Natural Gas





As a clean and efficient energy resource, our product is uniquely positioned to offer both immediate and long-term solutions for our environment. Natural gas: It's where blue meets green.

This annual report is printed on 100% recyclable paper.

END